SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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AMBEV REPORTS 2023 FOURTH QUARTER AND FULL YEAR RESULTS1

“We delivered a strong finish to the year, led by Brazil and CAC. 2023 was another year of consistent improvement, as the execution of our strategy delivered sustained growth and better profitability.” – Jean Jereissati, CEO

Total Volume (organic)		Net Revenue (organic)
4Q: -0.1% vs LY	FY: -1.1% vs LY	4Q: 29.5% vs LY	FY: 24.1% vs LY

Total volumes in 4Q23 were virtually flat as growth in Central America and the Caribbean (“CAC”) (+7.7%) and Brazil (+0.8% resulting from +6.2% in NAB and -1.1% in Beer) was offset by Latin America South (“LAS”) (-3.8%) and Canada (-7.4%), where volumes continued to be primarily impacted by declining industries.

Top line performance was driven by net revenue per hectoliter (“NR/hl”) growth of 29.7% in 4Q23.  Net revenue grew in most of our reported business units: LAS[2] +110.2%, CAC +12.6%, Brazil Beer +6.1% and Brazil NAB +5.7%, while in Canada it was down 3.6% impacted by volume decline.

Normalized EBITDA (organic)		Normalized Profit
4Q: 49.0% vs LY	FY: 42.6% vs LY	4Q: R$ 4,667.5 million

Normalized EBITDA growth in 4Q23 was driven by LAS (+107.5%), CAC (+29.2%), Brazil Beer (+27.3%) and Brazil NAB (+15.3%), and partially offset by Canada (-1.5%).  Ex-Argentina, Normalized EBITDA grew by 19.9%.  Gross margin expanded 280 bps while Normalized EBITDA margin expanded 470 bps.

FY: R$ 15,227.2 million

Despite Normalized EBITDA growth and lower financial expenses, Normalized Profit declined by 11.9% compared to R$ 5,299.7 million in 4Q22, due to FX depreciation in Argentina and phasing of IOC tax deductibility accrual.  Nevertheless, FY23 Normalized Profit increased slightly (+0.4%) compared to R$ 15,166.8 million in FY22.

Cash flow from operating activities		Sustainability
4Q: R$ 13,949.0 million
FY: R$ 24,711.4 million

Cash flow from operating activities increased by 18.1% compared to R$ 11,810.8 million in 4Q22 due to better working capital cycle driven mostly by increased payables and reduced inventories.  In FY23, cash flow from operating activities increased by 19.7% compared to R$ 20,642.2 million in FY22.

As part of our decarbonization plan, we ended the year with 15 carbon neutral plants, with additional four carbon neutral breweries delivered in Brazil in 4Q23: Uberlândia, Colorado, Viamão and Cuiabá.

1 The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and to the accounting practices issued by the Brazilian Accounting Standards Committee ("CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”). The information herein should be read together with our financial information for the twelve-month period ended December 31, 2023, filed with the CVM and submitted to the U.S. Securities and Exchange Commission (“SEC”).

2 The impacts resulting from applying Hyperinflation Accounting for our Argentinean subsidiaries, in accordance with IAS 29, are detailed in the section Financial Reporting in Hyperinflationary Economies - Argentina (page 15).

ambev.com.br	Press Release – February 29, 2024

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MANAGEMENT COMMENTS

Continued to deliver bottom line growth with margin expansion, despite the accounting impact of the currency devaluation in Argentina

In 2023, we continued to progress in our transformation journey and delivered on our strategy of leading and growing the category, digitizing and monetizing our ecosystem, and optimizing our business.

Brazil led the way once more, driven by the disciplined execution of our commercial strategy. Recovery in CAC was driven by the Dominican Republic, which delivered a record year. Canada delivered Normalized EBITDA growth amid a tough industry backdrop. And LAS performance was materially impacted by the currency devaluation in Argentina; however, our preparedness in the country paid off and we managed to generate more cash flow in USD than in 2022.

Our digital initiatives continued to scale up. BEES is now present in 8 of our top 10 markets, and we offer third-party products in 7 of those. Gross Merchandise Value (GMV) of BEES marketplace grew over 44% versus FY22. As for direct-to-consumer, Zé Delivery expanded coverage and awareness in Brazil, reaching 5.7 million Monthly Active User (MAU) (+19% vs. LY), and Ta Da is live in 6 markets.

We also managed to deliver improved operational leverage, with gross and Normalized EBITDA margins expanding (+240bps and +430bps, respectively) thanks to net revenue growth, greater FX and commodity tailwinds versus FY22 and disciplined cost and expense management.

Financial highlights - Ambev consolidated	4Q22	4Q23	% As Reported	% Organic	FY22	FY23	% As Reported	% Organic
R$ million
Volume ('000 hl)	52,169.3	52,091.6	-0.1%	-0.1%	185,749.7	183,659.0	-1.1%	-1.1%
Net revenue	22,693.0	19,989.2	-11.9%	29.5%	79,708.8	79,736.9	0.0%	24.1%
Gross profit	11,707.8	10,688.0	-8.7%	36.4%	39,286.8	40,445.3	2.9%	30.3%
% Gross margin	51.6%	53.5%	190 bps	280 bps	49.3%	50.7%	140 bps	240 bps
Normalized EBITDA	7,109.3	7,151.5	0.6%	49.0%	23,770.9	25,455.4	7.1%	42.6%
% Normalized EBITDA margin	31.3%	35.8%	450 bps	470 bps	29.8%	31.9%	210 bps	430 bps

Profit	5,083.4	4,528.4	-10.9%		14,891.3	14,960.5	0.5%
Normalized profit	5,299.7	4,667.5	-11.9%		15,166.8	15,227.2	0.4%
EPS (R$/shares)	0.33	0.29	-12.7%		0.94	0.94	0.2%
Normalized EPS (R$/shares)	0.33	0.29	-12.6%		0.93	0.93	0.3%

Ambev as a platform

To deliver on the strategy, the focus remained on executing each of the pillars of our platform framework, which has evolved to also include a 6th pillar – “Sustainable Value Creation” – that encompasses operational excellence and capital allocation efficiency in order to maximize long-term value creation.

ambev.com.br	Press Release – February 29, 2024

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Sustainability

The tone starts at the top, with all members of our Executive Board having a sustainability-related target in 2023. The year was also marked by consistent improvement in terms of our 2025 environmental commitments, which are all on track (see table below). An important milestone was being the first company of the brewing sector in Latin America to receive final approval for our emission reduction target from the Science-based Targets Initiative (SBTi). In addition, we closed 2023 with an average of 2.37 liters of water used per liter of beverage produced, improving over 8% versus 2022.

		BRAZIL	LAS	CAC	CANADA	AMBEV	Goal 2025	Status 2023
WATER STEWARD	Watersheds & Forests (High risk sites in benefit monitoring phase as per 7-step charter)(1)	100%	0%	-	-	72.7%	100%	On Track
	AMA (Number of people benefitted)	953,000	-	-	-	953,000	1,000,000	Better
CLIMATE ACTION	Renewable electricity (% of total electric energy contracted)	100%	90.5%	78.6%	92.5%	95.7%	100%	On track
	GHG emission – Intensity (kg CO2e/Hl) (% reduction of CO2 intensity versus baseline (2017); Scope 1, 2 and 3)	8.9%	27.2%	62.3%	7.4%	19.0%	25%	On Track
	GHG emission – Absolute (t CO2e) (% reduction of CO2 absolute emissions versus baseline (2017); Scope 1 and 2 – Owned Operations)	40.1%	41.8%	20.9%	40.2%	34.2%	35%	Better
CIRCULAR PACKAGING	Glass (% of glass used that was recycled)	43.6%	44.0%	44.3%	40.7%	43.6%	≥ 50.1%	On Track
	Aluminum (% of aluminum used that was recycled)	78.0%	76.7%	48.2%	68.4%	75.2%	≥ 50.1%	Achieved
	Plastic (PET) (% of plastic used that was recycled)	54.8%	8.4%	30.4%	-	40.3%	≥ 50.1%	On Track
	Plastic Commitment	64%	-	-	-	64%	100%	On Track
SUSTAINABLE AGRICULTURE	Skilled producers(2)	98%	90%	-	-	92%	100%	Better
	Connected producers(3)	99%	100%	-	-	100%	100%	Better
	Financially empowered producers(4)	98%	100%	-	-	99%	100%	Better
(1)	7-Step Charter consists of: (i) engagement; (ii) problem identification/prioritization; (iii) solutions agreed; (iv) plan implementation; (v) governance; (vi) communication; and (vii) monitoring.
(2)	Producer must have (i) access to a variety of crops approved by Ambev for production, (ii) technical protocol for production, and (iii) at least two technical visits during the culture cycle.
(3)	Producer must be registered in Agroportal platform or another similar platform (e.g. SmartBarley, ManejeBem etc.).
(4)	Producer has access to the tools to reduce production risks (e.g. agricultural insurance, specific financing etc.).

2024 OUTLOOK

Since 2020 we have operated amid volatility and uncertainty. Nonetheless, we have managed to overcome the challenges and improve our commercial and financial performance year after year. Top line-led recovery was followed by bottom-line recovery, and profitability has been coming back, first through better ROIC and since last year with better operational leverage. And cash flow generation has remained resilient throughout.

As a result, we begin the new year better positioned than we began 2023: our brands are healthier, the innovation pipeline remains solid, and the digital strategy is working. In addition, we expect to face less input cost pressure given currency and commodities tailwinds partially offset by mix and fair value adjustment of payables (due to lower interest rate) in Brazil. Therefore, assuming current commodity and FX prices (BRL/USD hedge rate for 2024 at 4.97), we expect our Cash COGS per hectoliter in Brazil Beer (excluding non-Ambev marketplace products) to decrease between 0.5-3.0% in the year.

2024 also brings a few important challenges:

•	Following the Argentinean Peso devaluation in December, we expect a tough start to the year as the economy adjusts to a higher inflationary environment. Although we begin the year with no FX hedge coverage, we have adapted quickly and will continue to focus on improving our free cash flow generation in USD.
•	In Brazil, legislation enacted in December 2023 and effective as of January 2024 changed the rules regarding deductibility for income tax purposes of IOC and State VAT government grants. Regarding the IOC, the main change is that certain amounts recorded in “Carrying Value Adjustments” will now be considered for purposes of the IOC calculation basis, resulting in a reduction thereof. As for the State VAT government grants, given that the legislative changes have led to litigation by several parties on constitutional grounds, the extent of the impact (if any) remains unclear.

All in all, we will work to deliver another year of net revenue and EBITDA growth, as well as gross and EBITDA margins expansion, driven by a better balance between volume and NR/hl growth, and cost and expense discipline leading to operational leverage once again.

ambev.com.br	Press Release – February 29, 2024

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KEY MARKETS PERFORMANCES

Brazil Beer: mid-single digit top line and double-digit bottom-line growth translating into margin expansion once again

•	Operating performance: volumes were down 1.1% on the back of a tough comp from FIFA World Cup™. Top line grew by 6.1% as the continued disciplined execution of our revenue management strategy coupled with positive brand mix drove NR/hl sequential and year-over-year growth (+7.2% vs. 4Q22). Cash COGS/hl excluding the sale of non-Ambev marketplace products dropped by 2.4% primarily due to FX and commodities tailwinds, while Cash SG&A was down 2.3% led mainly by lower distribution expenses.

In FY23, net revenue grew by 8.7% (volumes -1.0% and NR/hl +9.8%), Cash COGS per hectoliter (excluding the sale of non-Ambev marketplace products) was up 3.2% (within our guidance for the year), and Normalized EBITDA increased by 28.9%, with gross margin expansion of 260 bps, and Normalized EBITDA margin expansion of 500 bps.

•	Commercial highlights: in FY 23, our premium and super premium beer brands grew by mid-twenties, led by Corona, Spaten and Original, with improvements in brand health indicators and market share gains, according to our estimates. In the core plus segment, Budweiser family increased volumes by mid-teens, with Budweiser Zero distribution expanding over six times versus last year. Our core segment remained resilient, with a low-single digit decline year-over-year. We estimate our market share slightly declined in the year as our value brands offset premium and super premium performance.
Brazil Beer[3]	4Q22	Scope	Currency Translation	Organic Growth	4Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	26,605.0	-		(285.0)	26,320.0	-1.1%	-1.1%
Net revenue	10,794.5	-	-	658.2	11,452.7	6.1%	6.1%
Net revenue/hl (R$)	405.7	-	-	29.4	435.1	7.2%	7.2%
COGS	(5,401.6)	-	-	147.5	(5,254.1)	-2.7%	-2.7%
COGS/hl (R$)	(203.0)	-	-	3.4	(199.6)	-1.7%	-1.7%
COGS excl. deprec. & amort.	(4,950.6)	-	-	152.4	(4,798.2)	-3.1%	-3.1%
COGS/hl excl. deprec. & amort. (R$)	(186.1)	-	-	3.8	(182.3)	-2.0%	-2.0%
Gross profit	5,392.8	-	-	805.7	6,198.5	14.9%	14.9%
% Gross margin	50.0%				54.1%	410 bps	410 bps
SG&A excl. deprec. & amort.	(3,073.1)	-	-	70.2	(3,002.9)	-2.3%	-2.3%
SG&A deprec. & amort.	(376.6)	-	-	(151.7)	(528.3)	40.3%	40.3%
SG&A total	(3,449.8)	-	-	(81.5)	(3,531.2)	2.4%	2.4%
Other operating income/(expenses)	332.6	185.4	-	(32.5)	485.5	46.0%	-9.8%
Normalized Operating Profit	2,275.7	185.4	-	691.7	3,152.7	38.5%	30.4%
% Normalized Operating margin	21.1%	0.0%	0.0%	0.0%	27.5%	640 bps	480 bps
Normalized EBITDA	3,103.4	185.4	-	848.2	4,137.0	33.3%	27.3%
% Normalized EBITDA margin	28.7%				36.1%	740 bps	570 bps

Brazil Beer	FY22	Scope	Currency Translation	Organic Growth	FY23	% As Reported	% Organic
R$ million
Volume ('000 hl)	94,042.6	-		(931.1)	93,111.6	-1.0%	-1.0%
Net revenue	35,857.8	-	-	3,128.1	38,985.9	8.7%	8.7%
Net revenue/hl (R$)	381.3	-	-	37.4	418.7	9.8%	9.8%
COGS	(18,765.3)	-	-	(612.4)	(19,377.7)	3.3%	3.3%
COGS/hl (R$)	(199.5)	-	-	(8.6)	(208.1)	4.3%	4.3%
COGS excl. deprec. & amort.	(17,077.6)	-	-	(440.7)	(17,518.3)	2.6%	2.6%
COGS/hl excl. deprec. & amort. (R$)	(181.6)	-	-	(6.5)	(188.1)	3.6%	3.6%
Gross profit	17,092.5	-	-	2,515.8	19,608.3	14.7%	14.7%
% Gross margin	47.7%				50.3%	260 bps	260 bps
SG&A excl. deprec. & amort.	(10,262.9)	-	-	(196.2)	(10,459.0)	1.9%	1.9%
SG&A deprec. & amort.	(1,251.1)	-	-	(537.1)	(1,788.2)	42.9%	42.9%
SG&A total	(11,514.0)	-	-	(733.2)	(12,247.3)	6.4%	6.4%
Other operating income/(expenses)	1,884.5	(670.9)	-	260.5	1,474.1	-21.8%	25.3%
Other operating income/(expenses) excl. impair.	1,884.5	(670.9)	-	266.3	1,479.9	-21.5%	25.9%
Normalized Operating Profit	7,463.0	(670.9)	-	2,043.0	8,835.1	18.4%	30.9%
% Normalized Operating margin	20.8%	0.0%	0.0%	0.0%	22.7%	190 bps	380 bps
Normalized EBITDA	10,401.8	(670.9)	-	2,757.6	12,488.5	20.1%	28.9%
% Normalized EBITDA margin	29.0%				32.0%	300 bps	500 bps

3 In 4Q23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 425.2 (7.2% organic growth) and R$ (173.9) (2.4% organic decline), respectively. In FY23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 407.5 (9.7% organic growth) and R$ (178.3) (3.2% organic growth), respectively. The scope change in Brazil Beer refers to tax credits and related effects.

ambev.com.br	Press Release – February 29, 2024

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Brazil NAB: double-digit bottom-line growth, with margin expansion

•	Operating performance: positive volume performance (+6.2%) led by the consistent execution of our commercial strategy drove a top line growth of 5.7%, despite NR/hl drop (-0.5%) mostly due to increased ICMS (VAT) taxable base for carbonated soft drinks and channel mix (increased third-party distribution). Cash COGS/hl declined by 7.2%, mostly driven by to FX tailwinds and sugar reduction, while Cash SG&A was down 2.2%, benefitting from efficiencies on commercial and distribution expenses.

In FY23, net revenue increased by 8.8% (volumes +3.6% and NR/hl +5.0%), and Normalized EBITDA rose by 19.7%, with gross margin expansion of 250 bps, and Normalized EBITDA margin expansion of 230 bps.

•	Commercial highlights: in FY23, we reached record volumes, with stable market share, according to our estimates. Energy and health & wellness brands outperformed in volumes, led mainly by Fusion (which almost doubled its volumes vs. FY22), diet/light/zero portfolio and Gatorade. Within diet/light/zero brands, Guaraná Antarctica Zero grew volumes by high teens, while Pepsi Black more than doubled its volumes versus FY22, and more than quintuplicated them versus FY21. We also delivered a sugar reduction of over 17% versus FY22 and 25% versus FY21 in our non-alcoholic portfolio.
Brazil NAB[4]	4Q22	Scope	Currency Translation	Organic Growth	4Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	9,032.4	-		558.6	9,590.9	6.2%	6.2%
Net revenue	2,022.3	-	-	115.3	2,137.6	5.7%	5.7%
Net revenue/hl (R$)	223.9	-	-	(1.0)	222.9	-0.5%	-0.5%
COGS	(1,118.8)	-	-	(14.0)	(1,132.8)	1.2%	1.2%
COGS/hl (R$)	(123.9)	-	-	5.8	(118.1)	-4.6%	-4.6%
COGS excl. deprec. & amort.	(1,060.4)	-	-	15.6	(1,044.8)	-1.5%	-1.5%
COGS/hl excl. deprec. & amort. (R$)	(117.4)	-	-	8.5	(108.9)	-7.2%	-7.2%
Gross profit	903.5	-	-	101.3	1,004.8	11.2%	11.2%
% Gross margin	44.7%				47.0%	230 bps	230 bps
SG&A excl. deprec. & amort.	(608.8)	-	-	13.3	(595.5)	-2.2%	-2.2%
SG&A deprec. & amort.	(60.3)	-	-	(1.8)	(62.1)	3.0%	3.0%
SG&A total	(669.1)	-	-	11.5	(657.6)	-1.7%	-1.7%
Other operating income/(expenses)	128.2	32.7	-	(70.8)	90.1	-29.7%	-55.2%
Normalized Operating Profit	362.5	32.7	-	42.0	437.3	20.6%	11.6%
% Normalized Operating margin	17.9%	0.0%	0.0%	0.0%	20.5%	260 bps	100 bps
Normalized EBITDA	481.3	32.7	-	73.4	587.4	22.1%	15.3%
% Normalized EBITDA margin	23.8%				27.5%	370 bps	220 bps

Brazil NAB	FY22	Scope	Currency Translation	Organic Growth	FY23	% As Reported	% Organic
R$ million
Volume ('000 hl)	32,141.8	-		1,166.3	33,308.1	3.6%	3.6%
Net revenue	6,777.9	-	-	597.9	7,375.8	8.8%	8.8%
Net revenue/hl (R$)	210.9	-	-	10.6	221.4	5.0%	5.0%
COGS	(3,971.5)	-	-	(166.9)	(4,138.4)	4.2%	4.2%
COGS/hl (R$)	(123.6)	-	-	(0.7)	(124.2)	0.6%	0.6%
COGS excl. deprec. & amort.	(3,747.0)	-	-	(167.9)	(3,914.9)	4.5%	4.5%
COGS/hl excl. deprec. & amort. (R$)	(116.6)	-	-	(1.0)	(117.5)	0.8%	0.8%
Gross profit	2,806.4	-	-	431.0	3,237.4	15.4%	15.4%
% Gross margin	41.4%				43.9%	250 bps	250 bps
SG&A excl. deprec. & amort.	(1,808.0)	-	-	(165.1)	(1,973.1)	9.1%	9.1%
SG&A deprec. & amort.	(199.9)	-	-	(48.5)	(248.4)	24.2%	24.2%
SG&A total	(2,008.0)	-	-	(213.5)	(2,221.5)	10.6%	10.6%
Other operating income/(expenses)	476.9	(102.1)	-	43.4	418.3	-12.3%	12.7%
Normalized Operating Profit	1,275.4	(102.1)	-	260.9	1,434.2	12.5%	22.9%
% Normalized Operating margin	18.8%	0.0%	0.0%	0.0%	19.4%	60 bps	220 bps
Normalized EBITDA	1,699.8	(102.1)	-	308.3	1,906.1	12.1%	19.7%
% Normalized EBITDA margin	25.1%				25.8%	70 bps	230 bps

4 The scope change in Brazil NAB refers to tax credits and related effects.

ambev.com.br	Press Release – February 29, 2024

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BRAZIL

Brazil[5]	4Q22	Scope	Currency Translation	Organic Growth	4Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	35,637.4	-		273.6	35,910.9	0.8%	0.8%
Net revenue	12,816.7	-	-	773.5	13,590.2	6.0%	6.0%
Net revenue/hl (R$)	359.6	-	-	18.8	378.4	5.2%	5.2%
COGS	(6,520.4)	-	-	133.5	(6,386.9)	-2.0%	-2.0%
COGS/hl (R$)	(183.0)	-	-	5.1	(177.9)	-2.8%	-2.8%
COGS excl. deprec. & amort.	(6,010.9)	-	-	168.0	(5,843.0)	-2.8%	-2.8%
COGS/hl excl. deprec. & amort. (R$)	(168.7)	-	-	6.0	(162.7)	-3.5%	-3.5%
Gross profit	6,296.3	-	-	907.0	7,203.3	14.4%	14.4%
% Gross margin	49.1%				53.0%	390 bps	390 bps
SG&A excl. deprec. & amort.	(3,682.0)	-	-	83.6	(3,598.4)	-2.3%	-2.3%
SG&A deprec. & amort.	(436.9)	-	-	(153.5)	(590.5)	35.1%	35.1%
SG&A total	(4,118.9)	-	-	(70.0)	(4,188.9)	1.7%	1.7%
Other operating income/(expenses)	460.8	218.1	-	(103.3)	575.6	24.9%	-22.4%
Normalized Operating Profit	2,638.2	218.1	-	733.7	3,590.0	36.1%	27.8%
% Normalized Operating margin	20.6%	0.0%	0.0%	0.0%	26.4%	580 bps	420 bps
Normalized EBITDA	3,584.6	218.1	-	921.7	4,724.4	31.8%	25.7%
% Normalized EBITDA margin	28.0%				34.8%	680 bps	520 bps

Brazil	FY22	Scope	Currency Translation	Organic Growth	FY23	% As Reported	% Organic
R$ million
Volume ('000 hl)	126,184.4	-	-	235.2	126,419.7	0.2%	0.2%
Net revenue	42,635.7	-	-	3,726.1	46,361.8	8.7%	8.7%
Net revenue/hl (R$)	337.9	-	-	28.8	366.7	8.5%	8.5%
COGS	(22,736.8)	-	-	(779.2)	(23,516.0)	3.4%	3.4%
COGS/hl (R$)	(180.2)	-	-	(5.8)	(186.0)	3.2%	3.2%
COGS excl. deprec. & amort.	(20,824.6)	-	-	(608.6)	(21,433.2)	2.9%	2.9%
COGS/hl excl. deprec. & amort. (R$)	(165.0)	-	-	(4.5)	(169.5)	2.7%	2.7%
Gross profit	19,898.9	-	-	2,946.8	22,845.7	14.8%	14.8%
% Gross margin	46.7%				49.3%	260 bps	260 bps
SG&A excl. deprec. & amort.	(12,070.9)	-	-	(361.3)	(12,432.2)	3.0%	3.0%
SG&A deprec. & amort.	(1,451.1)	-	-	(585.5)	(2,036.6)	40.4%	40.4%
SG&A total	(13,522.0)	-	-	(946.8)	(14,468.8)	7.0%	7.0%
Other operating income/(expenses)	2,361.4	(772.9)	-	304.0	1,892.5	-19.9%	22.2%
Other operating income/(expenses) excl. impair.	2,361.4	(772.9)	-	309.7	1,898.2	-19.6%	22.6%
Normalized Operating Profit	8,738.3	(772.9)	-	2,304.0	10,269.4	17.5%	29.7%
% Normalized Operating margin	20.5%	0.0%	0.0%	0.0%	22.2%	170 bps	350 bps
Normalized EBITDA	12,101.6	(772.9)	-	3,065.9	14,394.6	18.9%	27.6%
% Normalized EBITDA margin	28.4%				31.0%	260 bps	450 bps

5 In 4Q23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 371.1 (5.2% organic growth) and R$ (156.5) (3.8% organic decline), respectively. In FY23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 358.5 (8.5% organic growth) and R$ (162.3) (2.4% organic growth), respectively. The scope change in Brazil refers to tax credits and related effects.

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Central America and the Caribbean (CAC): continued recovery trend with another quarter of double-digit top and bottom line growth led by Dominican Republic

•	Operating performance: volumes were up 7.7% driven by the Dominican Republic performance in the context of a healthier beer industry. Net revenue grew by 12.6%, with NR/hl up 4.5% mostly due to revenue management initiatives combined with positive brand and package mix (led by premium brands and single serves, respectively). Cash COGS/hl continued to decelerate thanks to commodities lower prices and better package mix (especially due to returnable bottles recovery in the Dominican Republic).

In FY23, net revenue grew by 10.9% (volumes +3.3% and NR/hl +7.4%), and Normalized EBITDA was up 22.0%, with gross margin expansion of 150 bps, and Normalized EBITDA margin expansion of 350 bps.

•	Commercial highlights: in the Dominican Republic, our premium segment grew volumes by mid-twenties in FY23, led by Corona, while Presidente family of brands increased volumes by low teens, with enhanced brand health. In Panama, Balboa family of brands continued to deliver positive performance, increasing volumes by twenties.
CAC[6]	4Q22	Scope	Currency Translation	Organic Growth	4Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	3,112.5	-		240.8	3,353.3	7.7%	7.7%
Net revenue	2,714.6	-	(259.1)	340.9	2,796.4	3.0%	12.6%
Net revenue/hl (R$)	872.2	-	(77.3)	39.0	833.9	-4.4%	4.5%
COGS	(1,336.6)	-	117.1	(120.9)	(1,340.4)	0.3%	9.0%
COGS/hl (R$)	(429.4)	-	34.9	(5.2)	(399.7)	-6.9%	1.2%
COGS excl. deprec. & amort.	(1,196.4)	-	102.0	(118.2)	(1,212.5)	1.3%	9.9%
COGS/hl excl. deprec. & amort. (R$)	(384.4)	-	30.4	(7.6)	(361.6)	-5.9%	2.0%
Gross profit	1,378.0	-	(142.0)	219.9	1,456.0	5.7%	16.0%
% Gross margin	50.8%				52.1%	130 bps	150 bps
SG&A excl. deprec. & amort.	(425.6)	-	43.6	(52.6)	(434.5)	2.1%	12.4%
SG&A deprec. & amort.	(130.1)	-	6.2	60.1	(63.7)	-51.0%	-46.2%
SG&A total	(555.6)	-	49.9	7.5	(498.2)	-10.3%	-1.4%
Other operating income/(expenses)	(84.0)	-	(1.4)	124.2	38.8	-146.1%	-147.8%
Normalized Operating Profit	738.3	-	(93.5)	351.7	996.5	35.0%	47.6%
% Normalized Operating margin	27.2%	0.0%	0.0%	0.0%	35.6%	840 bps	850 bps
Normalized EBITDA	1,008.6	-	(114.8)	294.4	1,188.1	17.8%	29.2%
% Normalized EBITDA margin	37.2%				42.5%	530 bps	540 bps

CAC	FY22	Scope	Currency Translation	Organic Growth	FY23	% As Reported	% Organic
R$ million
Volume ('000 hl)	11,786.3	-		388.3	12,174.6	3.3%	3.3%
Net revenue	9,440.3	-	(424.2)	1,028.7	10,044.8	6.4%	10.9%
Net revenue/hl (R$)	801.0	-	(34.8)	58.9	825.1	3.0%	7.4%
COGS	(4,860.8)	-	197.8	(372.1)	(5,035.1)	3.6%	7.7%
COGS/hl (R$)	(412.4)	-	16.2	(17.4)	(413.6)	0.3%	4.2%
COGS excl. deprec. & amort.	(4,417.9)	-	172.7	(253.8)	(4,498.9)	1.8%	5.7%
COGS/hl excl. deprec. & amort. (R$)	(374.8)	-	14.2	(8.9)	(369.5)	-1.4%	2.4%
Gross profit	4,579.4	-	(226.4)	656.6	5,009.7	9.4%	14.3%
% Gross margin	48.5%				49.9%	140 bps	150 bps
SG&A excl. deprec. & amort.	(1,637.8)	-	73.5	(124.2)	(1,688.5)	3.1%	7.6%
SG&A deprec. & amort.	(362.1)	-	10.6	108.9	(242.7)	-33.0%	-30.1%
SG&A total	(1,999.9)	-	84.0	(15.3)	(1,931.2)	-3.4%	0.8%
Other operating income/(expenses)	(52.9)	-	(1.5)	80.8	26.3	-149.7%	-152.6%
Normalized Operating Profit	2,526.6	-	(143.9)	722.1	3,104.8	22.9%	28.6%
% Normalized Operating margin	26.8%	0.0%	0.0%	0.0%	30.9%	410 bps	420 bps
Normalized EBITDA	3,331.7	-	(179.5)	731.5	3,883.7	16.6%	22.0%
% Normalized EBITDA margin	35.3%				38.7%	340 bps	350 bps

6 In 4Q23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 803.8 (4.9% organic growth) and R$ (334.7) (2.8% organic growth), respectively. In FY23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 795.1 (9.2% organic growth) and R$ (341.7) (5.8% organic growth), respectively.

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Latin America South (LAS): another quarter of consistent NR/hl performance leading to Normalized EBITDA growth despite macroeconomic challenges in Argentina

•	Operating performance: volumes were down 3.8% driven by Argentina, where highly inflationary pressures continued to impact overall consumer demand. Net revenue grew by 110.2%, with NR/hl increasing by 118.5%, driven primarily by revenue management initiatives, while Cash COGS and Cash SG&A were mostly impacted by inflation.

In FY23, net revenue grew by 84.4% (volumes -5.5% and NR/hl +95.1%), and Normalized EBITDA rose by 102.1%, with gross margin expansion of 340 bps, and Normalized EBITDA margin expansion of 320 bps.

•	Commercial highlights: in Argentina, we sustained flat beer market share in the year, according to our estimates, with our commercial performance led by above core brands, driven by Corona and Michelob Ultra. In Paraguay, we gained market share in the year, according to our estimates, and volumes positive performance was driven by above core brands, which grew high-single digit versus FY22. In Bolivia, our volumes grew by low-single digit mostly due to Paceña performance (especially in 269ml cans and 710ml returnable glass bottles). And, in Chile, above core brands gained weight (led by Corona).
LAS[7]	4Q22	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	4Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	11,222.7	-		-	(430.3)	10,792.5	-3.8%	-3.8%
Net revenue	4,814.3	-	(13,618.2)	4,507.8	5,797.4	1,501.2	-68.8%	110.2%
Net revenue/hl (R$)	429.0	-	(1,261.8)	463.5	508.5	139.1	-67.6%	118.5%
COGS	(2,184.6)	-	5,940.3	(1,971.3)	(2,420.0)	(635.6)	-70.9%	101.1%
COGS/hl (R$)	(194.7)	-	550.4	(202.2)	(212.5)	(58.9)	-69.7%	109.1%
COGS excl. deprec. & amort.	(2,006.8)	-	5,188.1	(1,716.7)	(2,072.6)	(608.0)	-69.7%	94.6%
COGS/hl excl. deprec. & amort. (R$)	(178.8)	-	480.7	(175.3)	(183.0)	(56.3)	-68.5%	102.3%
Gross profit	2,629.6	-	(7,677.9)	2,536.5	3,377.3	865.6	-67.1%	117.7%
% Gross margin	54.6%					57.7%	310 bps	200 bps
SG&A excl. deprec. & amort.	(937.3)	-	3,327.6	(1,136.5)	(1,414.9)	(161.1)	-82.8%	134.7%
SG&A deprec. & amort.	(87.9)	-	340.6	(112.0)	(165.7)	(25.0)	-71.6%	165.6%
SG&A total	(1,025.2)	-	3,668.1	(1,248.5)	(1,580.5)	(186.1)	-81.8%	137.4%
Other operating income/(expenses)	160.4	-	(169.3)	33.4	38.6	63.1	-60.7%	23.6%
Normalized Operating Profit	1,764.8	-	(4,179.0)	1,321.4	1,835.4	742.6	-57.9%	97.5%
% Normalized Operating margin	36.7%	0.0%	0.0%	0.0%	0.0%	49.5%	1280 bps	-220 bps
Normalized EBITDA	2,030.5	-	(5,271.8)	1,688.0	2,348.5	795.2	-60.8%	107.5%
% Normalized EBITDA margin	42.2%					53.0%	1080 bps	-50 bps

LAS	FY22	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	FY23	% As Reported	% Organic
R$ million
Volume ('000 hl)	38,134.0	-			(2,094.4)	36,039.6	-5.5%	-5.5%
Net revenue	17,371.2	-	(24,907.0)	6,924.1	14,408.9	13,797.2	-20.6%	84.4%
Net revenue/hl (R$)	455.5	-	(691.1)	185.3	433.1	382.8	-16.0%	95.1%
COGS	(8,553.1)	-	10,833.1	(2,913.6)	(6,023.7)	(6,657.3)	-22.2%	71.6%
COGS/hl (R$)	(224.3)	-	300.6	(78.1)	(182.9)	(184.7)	-17.6%	81.5%
COGS excl. deprec. & amort.	(7,753.2)	-	9,439.9	(2,542.1)	(5,151.4)	(6,006.8)	-22.5%	67.5%
COGS/hl excl. deprec. & amort. (R$)	(203.3)	-	261.9	(68.2)	(157.1)	(166.7)	-18.0%	77.3%
Gross profit	8,818.1	-	(14,074.0)	4,010.6	8,385.1	7,139.9	-19.0%	96.8%
% Gross margin	50.8%					51.7%	90 bps	340 bps
SG&A excl. deprec. & amort.	(4,024.8)	-	6,159.9	(1,717.7)	(3,565.4)	(3,147.9)	-21.8%	89.9%
SG&A deprec. & amort.	(396.6)	-	619.2	(162.8)	(375.6)	(315.8)	-20.4%	95.9%
SG&A total	(4,421.4)	-	6,779.1	(1,880.5)	(3,941.0)	(3,463.8)	-21.7%	90.4%
Other operating income/(expenses)	192.7	-	(253.8)	53.9	102.2	95.0	-50.7%	53.6%
Normalized Operating Profit	4,589.4	-	(7,548.6)	2,183.9	4,546.3	3,771.1	-17.8%	101.1%
% Normalized Operating margin	26.4%	0.0%	0.0%	0.0%	0.0%	27.3%	90 bps	240 bps
Normalized EBITDA	5,785.9	-	(9,561.0)	2,718.2	5,794.3	4,737.4	-18.1%	102.1%
% Normalized EBITDA margin	33.3%					34.3%	100 bps	320 bps

7 In 4Q23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 141.0 (115.3% organic growth) and R$ (57.7) (95.4% organic growth), respectively. In FY23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 379.2 (92.8% organic growth) and R$ (163.5) (72.8% organic growth), respectively. Reported numbers are presented applying Hyperinflation Accounting for our Argentinean operations, as detailed on page 15.

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Canada: volume shortfall driven by a challenging industry impacting top and bottom line performances in the quarter

•	Operating performance: volumes dropped by 7.4% in the context of challenging beer and beyond beer industries, impacting net revenue performance (-3.6%). NR/hl grew by 4.0% driven by revenue management initiatives coupled with positive brand mix. Normalized EBITDA declined by 1.5%, due to the impact of lower volumes in both net revenue and Cash COGS, partially offset by lower Cash SG&A.

In FY23, net revenue was down 0.2% (volumes -6.4% and NR/hl +6.7%), and Normalized EBITDA rose by 2.7%, with gross margin contraction of 120 bps, and Normalized EBITDA margin expansion of 70 bps.

•	Commercial highlights: in FY23, the consistent execution of our premiumization strategy posted positive results, with our above core segments growing volumes, brand health and market share (according to our estimates), led by Corona and Michelob Ultra families. As to our digital initiatives, BEES continued to expand in the country, being now present in three provinces, bringing convenience to our customers and increasing our NPS.
Canada[8]	4Q22	Scope	Currency Translation	Organic Growth	4Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	2,196.8	-		(161.8)	2,035.0	-7.4%	-7.4%
Net revenue	2,347.5	-	(160.9)	(85.1)	2,101.4	-10.5%	-3.6%
Net revenue/hl (R$)	1,068.6	-	(79.1)	43.1	1,032.6	-3.4%	4.0%
COGS	(943.6)	-	71.8	(66.4)	(938.3)	-0.6%	7.0%
COGS/hl (R$)	(429.5)	-	35.3	(66.8)	(461.1)	7.3%	15.5%
COGS excl. deprec. & amort.	(880.3)	-	66.4	(53.9)	(867.8)	-1.4%	6.1%
COGS/hl excl. deprec. & amort. (R$)	(400.7)	-	32.6	(58.3)	(426.4)	6.4%	14.6%
Gross profit	1,403.8	-	(89.2)	(151.5)	1,163.1	-17.1%	-10.8%
% Gross margin	59.8%				55.3%	-450 bps	-440 bps
SG&A excl. deprec. & amort.	(983.5)	-	60.3	134.2	(789.0)	-19.8%	-13.7%
SG&A deprec. & amort.	(70.0)	-	5.1	(1.7)	(66.6)	-4.8%	2.5%
SG&A total	(1,053.5)	-	65.3	132.5	(855.6)	-18.8%	-12.6%
Other operating income/(expenses)	1.9	-	0.0	(2.7)	(0.8)	-140.4%	-142.9%
Normalized Operating Profit	352.3	-	(23.8)	(21.8)	306.7	-12.9%	-6.2%
% Normalized Operating margin	15.0%	0.0%	0.0%	0.0%	14.6%	-40 bps	-40 bps
Normalized EBITDA	485.5	-	(34.2)	(7.5)	443.8	-8.6%	-1.5%
% Normalized EBITDA margin	20.7%				21.1%	40 bps	40 bps

Canada	FY22	Scope	Currency Translation	Organic Growth	FY23	% As Reported	% Organic
R$ million
Volume ('000 hl)	9,645.0	-		(619.9)	9,025.2	-6.4%	-6.4%
Net revenue	10,261.7	-	(710.1)	(18.4)	9,533.2	-7.1%	-0.2%
Net revenue/hl (R$)	1,063.9	-	(78.7)	71.0	1,056.3	-0.7%	6.7%
COGS	(4,271.4)	-	304.1	(115.9)	(4,083.1)	-4.4%	2.7%
COGS/hl (R$)	(442.9)	-	33.7	(43.3)	(452.4)	2.2%	9.8%
COGS excl. deprec. & amort.	(4,011.1)	-	282.8	(68.6)	(3,796.9)	-5.3%	1.7%
COGS/hl excl. deprec. & amort. (R$)	(415.9)	-	31.3	(36.2)	(420.7)	1.2%	8.7%
Gross profit	5,990.3	-	(405.9)	(134.3)	5,450.0	-9.0%	-2.2%
% Gross margin	58.4%				57.2%	-120 bps	-120 bps
SG&A excl. deprec. & amort.	(3,711.6)	-	246.7	153.2	(3,311.8)	-10.8%	-4.1%
SG&A deprec. & amort.	(314.5)	-	19.5	33.9	(261.2)	-17.0%	-10.8%
SG&A total	(4,026.1)	-	266.1	187.0	(3,573.0)	-11.3%	-4.6%
Other operating income/(expenses)	12.8	-	(1.1)	3.5	15.1	18.5%	27.3%
Normalized Operating Profit	1,976.9	-	(140.9)	56.2	1,892.2	-4.3%	2.8%
% Normalized Operating margin	19.3%	0.0%	0.0%	0.0%	19.8%	50 bps	50 bps
Normalized EBITDA	2,551.7	-	(181.7)	69.7	2,439.7	-4.4%	2.7%
% Normalized EBITDA margin	24.9%				25.6%	70 bps	70 bps

8 In 4Q23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 1,029.4 (3.7% organic growth) and R$ (424.4) (14.0% organic growth), respectively. In FY23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 1,055.5 (6.6% organic growth) and R$ (420.2) (8.6% organic growth), respectively.

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AMBEV CONSOLIDATED

Ambev[9]	4Q22	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	4Q23	% As Reported	% Organic
R$ million
Volume ('000 hl)	52,169.3		-		(77.7)	52,091.6	-0.1%	-0.1%
Net revenue	22,693.0	-	(14,038.2)	4,507.8	6,826.6	19,989.2	-11.9%	29.5%
Net revenue/hl (R$)	435.0		(269.5)	89.1	129.2	383.7	-11.8%	29.7%
COGS	(10,985.3)	-	6,129.2	(1,971.3)	(2,473.9)	(9,301.3)	-15.3%	22.1%
COGS/hl (R$)	(210.6)		117.7	(38.7)	(46.9)	(178.6)	-15.2%	22.3%
COGS excl. deprec. & amort.	(10,094.5)	-	5,356.5	(1,716.7)	(2,076.7)	(8,531.4)	-15.5%	20.2%
COGS/hl excl. deprec. & amort. (R$)	(193.5)		102.8	(33.7)	(39.4)	(163.8)	-15.4%	20.4%
Gross profit	11,707.8	-	(7,909.0)	2,536.5	4,352.7	10,688.0	-8.7%	36.4%
% Gross margin	51.6%					53.5%	190 bps	280 bps
SG&A excl. deprec. & amort.	(6,028.3)	-	3,431.5	(1,136.5)	(1,249.6)	(4,983.0)	-17.3%	20.3%
SG&A deprec. & amort.	(724.9)	-	351.9	(112.0)	(260.8)	(745.8)	2.9%	36.0%
SG&A total	(6,753.2)	-	3,783.4	(1,248.5)	(1,510.4)	(5,728.8)	-15.2%	22.0%
Other operating income/(expenses)	539.1	218.1	(170.7)	33.4	56.8	676.6	25.5%	10.5%
Normalized Operating Profit	5,493.6	218.1	(4,296.3)	1,321.4	2,899.1	5,635.8	2.6%	51.7%
% Normalized Operating margin	24.2%	0.0%	0.0%	0.0%	0.0%	28.2%	400 bps	410 bp
Exceptional items above EBITDA	(65.0)	-	46.9	(6.7)	(30.2)	(38.4)	-40.9%	45.3%
Net finance results	(1,079.9)					(700.5)	-35.1%
Share of results of joint ventures	(21.1)					(170.2)	nm
Income tax expense	755.9					(198.2)	-126.2%
Profit	5,083.4					4,528.4	-10.9%
Attributable to Ambev holders	4,966.9					4,387.7	-11.7%
Attributable to non-controlling interests	116.5					140.8	20.8%

Normalized profit	5,299.7					4,667.5	-11.9%
Attributable to Ambev holders	5,182.4					4,526.6	-12.7%

Normalized EBITDA	7,109.3	218.1	(5,420.9)	1,688.0	3,557.1	7,151.5	0.6%	49.0%
% Normalized EBITDA margin	31.3%					35.8%	450 bps	470 bps

Ambev	FY22	Scope	Currency Translation	IAS 29 9M Impact	Organic Growth	FY23	% As Reported	% Organic
R$ million
Volume ('000 hl)	185,749.7		-	-	(2,090.7)	183,659.0	-1.1%	-1.1%
Net revenue	79,708.8		(26,041.3)	6,924.1	19,145.2	79,736.9	0.0%	24.1%
Net revenue/hl (R$)	429.1		(141.8)	37.3	109.5	434.2	1.2%	25.5%
COGS	(40,422.1)		11,335.0	(2,913.6)	(7,290.9)	(39,291.6)	-2.8%	18.1%
COGS/hl (R$)	(217.6)		61.7	(15.7)	(42.3)	(213.9)	-1.7%	19.4%
COGS excl. deprec. & amort.	(37,006.8)		9,895.5	(2,542.1)	(6,082.3)	(35,735.7)	-3.4%	16.5%
COGS/hl excl. deprec. & amort. (R$)	(199.2)		53.9	(13.7)	(35.5)	(194.6)	-2.3%	17.8%
Gross profit	39,286.8		(14,706.3)	4,010.6	11,854.3	40,445.3	2.9%	30.3%
% Gross margin	49.3%					50.7%	140 bps	240 bps
SG&A excl. deprec. & amort.	(21,445.1)	-	6,480.0	(1,717.7)	(3,897.7)	(20,580.4)	-4.0%	18.2%
SG&A deprec. & amort.	(2,524.3)	-	649.3	(162.8)	(818.4)	(2,856.3)	13.2%	32.4%
SG&A total	(23,969.4)	-	7,129.3	(1,880.5)	(4,716.1)	(23,436.7)	-2.2%	19.7%
Other operating income/(expenses)	2,513.9	(772.9)	(256.4)	53.9	490.5	2,028.9	-19.3%	32.2%
Other operating income/(expenses) excl. impair.	2,513.9	(772.9)	(256.4)	53.9	496.2	2,034.7	-19.1%	32.6%
Normalized Operating Profit	17,831.2	(772.9)	(7,833.5)	2,183.9	7,628.7	19,037.5	6.8%	45.6%
% Normalized Operating margin	22.4%	0.0%	0.0%	0.0%	0.0%	23.9%	150 bps	360 bps
Exceptional items above EBITDA	(143.3)	-	61.3	(5.8)	(135.2)	(206.4)	44.0%	94.9%
Net finance results	(3,423.2)					(3,609.8)	5.5%
Share of results of joint ventures	(29.1)					(185.4)	nm
Income tax expense	655.6					(75.5)	-111.5%
Profit	14,891.3					14,960.5	0.5%
Attributable to Ambev holders	14,457.9					14,501.9	0.3%
Attributable to non-controlling interests	433.3					458.5	5.8%

Normalized profit	15,166.8					15,227.2	0.4%
Attributable to Ambev holders	14,731.5					14,767.0	0.2%

Normalized EBITDA	23,770.9	(772.9)	(9,922.3)	2,718.2	9,661.5	25,455.4	7.1%	42.6%
% Normalized EBITDA margin	29.8%					31.9%	210 bps	430 bps

9 In 4Q23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 377.0 (29.3% organic growth) and R$ (158.0) (19.3% organic growth), respectively. In FY23, net revenue per hectoliter and Cash COGS per hectoliter, excluding the sale of non-Ambev products on the marketplace, were R$ 425.7 (25.4% organic growth) and R$ (187.1) (17.5% organic growth), respectively. The scope changes refer to tax credits and related effects in Brazil.

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OTHER OPERATING INCOME/EXPENSES

Other operating income/(expenses)	4Q22	4Q23	FY22	FY23
R$ million

Government grants/NPV of long term fiscal incentives	408.4	392.3	1,289.3	1,573.2
Credits/(debits) taxes extemporaneous(i)	(0.1)	218.0	1,013.9	218.0
(Additions to)/reversals of provisions	(19.9)	(65.2)	(77.2)	(77.7)
Gain/(loss) on disposal of fixed assets, intangible assets and operations in associates	23.8	31.8	88.8	86.4
Net other operating income/(expenses)	126.9	99.8	199.2	229.1

Other operating income/(expenses)	539.1	676.6	2,513.9	2,028.9

(i) As detailed in notes 1 - Corporate Information and 17.2 – Contingencies of our Financial Statement, we recorded PIS and COFINS credits arising from the exclusion of ICMS (including in the tax substitution form) from their calculation basis in the item Other operating income/(expenses).

EXCEPTIONAL ITEMS

Exceptional items corresponded to (i) restructuring expenses primarily related to centralization and restructuring projects in Brazil, LAS, CAC and Canada; and (ii) legal fees in connection with litigation related to warrants issued by Cervejaria Brahma in 2003. Several lawsuits were filed in order to discuss the criteria used in calculating the exercise price of such warrants. In 2023, as successors of Cervejaria Brahma, we obtained definitive favorable decisions against certain plaintiffs on the matter, which was already classified as a remote loss.

Exceptional Items	4Q22	4Q23	FY22	FY23
R$ million

Restructuring	(47.5)	(37.0)	(101.7)	(109.4)
IAS 29/CPC 42 (hyperinflation) application effect	(2.6)	(1.4)	(8.2)	(2.3)
COVID-19 impact	1.7	-	(16.7)	-
Write-off of investments	(16.6)	-	(16.6)	-
Legal Fees	-	-		(94.7)
	-	-
Exceptional Items	(65.0)	(38.4)	(143.3)	(206.4)

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NET FINANCE RESULTS

Net finance results in 4Q23 totaled R$ (700.5) million, a decrease of R$ 379.4 million compared to 4Q22, broken down as follows:

•	Interest income totaled R$ 798.8 million, mainly explained by: (i) interest income of R$ 377.1 million from cash balance investments in Brazil and Argentina; (ii) interest rate update on Brazilian tax credits of R$ 113.0 million; and (iii) one-off tax credits of R$ 189.0 million.
•	Interest expense totaled R$ 524.4 million, mainly impacted by: (i) fair value adjustments of payables pursuant to by IFRS 13 (CPC 46) of R$ 292.7 million; (ii) CND put option interest accruals of R$ 58.7 million; (iii) interest on debt of R$ 48.1 million; and (iv) lease liabilities interest accruals of R$ 34.1 million in accordance with IFRS16 (CPC 06 R2).
•	Losses on derivative instruments of R$ 103.8 million, mainly explained by: (i) hedging carry costs related to our FX exposure of US$ 364.7 million in Argentina, with approximately 239% carry cost; and (ii) hedging carry costs related to our FX exposure of US$ 2.0 billion in Brazil, with approximately 3.9% carry cost.
•	Losses on non-derivative instruments of R$ 300.5 million, driven by losses on third-party payables and intercompany balance sheet consolidation.
•	Taxes on financial transactions of R$ 28.9 million.
•	Other financial expenses of R$ 179.2 million, mainly explained by accruals on legal contingencies, letter of credit expenses, pension plan expenses and bank fees.
•	Non-cash financial expenses of R$ 362.5 million resulting from the adoption of Hyperinflation Accounting in Argentina.
Net finance results	4Q22	4Q23	FY22	FY23
R$ million

Interest income	532.7	798.8	2,167.7	2,085.6
Interest expenses	(679.2)	(524.4)	(2,328.3)	(2,432.2)
Gains/(losses) on derivative instruments	(531.3)	(103.8)	(3,158.4)	(1,675.1)
Gains/(losses) on non-derivative instruments	(177.8)	(300.5)	(618.5)	(1,034.8)
Taxes on financial transactions	(126.3)	(28.9)	(339.6)	(178.3)
Other net financial income/(expenses)	(360.4)	(179.2)	(749.5)	(551.1)
Hyperinflation Argentina	262.3	(362.5)	1,603.5	176.1

Net finance results	(1,079.9)	(700.5)	(3,423.2)	(3,609.8)

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DEBT BREAKDOWN

Debt breakdown	December 31, 2022			December 31, 2023
R$ million	Current	Non-current	Total	Current	Non-current	Total

Local Currency	754.3	2,077.9	2,832.2	1,043.4	1,571.8	2,615.2
Foreign Currency	228.2	710.3	938.5	254.7	631.2	885.9
Consolidated Debt	982.6	2,788.1	3,770.7	1,298.1	2,203.0	3,501.1

Cash and Cash Equivalents less Bank Overdrafts			14,852.1			16,059.0
Current Investment Securities			454.5			277.2

Net debt/(cash)			(11,535.9)			(12,835.1)

PROVISION FOR INCOME TAX & SOCIAL CONTRIBUTION

The table below demonstrates the income tax and social contribution provision.

Income tax and social contribution	4Q22	4Q23	FY22	FY23
R$ million

Profit before tax	4,327.5	4,726.7	14,235.7	15,035.9

Adjustment on taxable basis
Non-taxable other income	(125.0)	(296.6)	(883.3)	(919.0)
Government grants (VAT)	(786.8)	(838.4)	(2,535.1)	(3,011.7)
Share of results of joint ventures	21.1	170.2	29.1	185.4
Expenses not deductible	47.2	25.0	192.8	56.5
Worldwide taxation	454.0	748.8	679.3	1,171.4
Total	3,938.1	4,535.7	11,718.5	12,518.5
Aggregated weighted nominal tax rate	29.4%	27.1%	29.5%	28.3%
Taxes – nominal rate	(1,158.9)	(1,229.9)	(3,453.3)	(3,542.3)

Adjustment on tax expense
Income tax incentive	67.4	43.1	234.0	120.4
Tax benefit - interest on shareholders' equity	1,631.4	1,151.0	4,079.9	3,909.8
Tax benefit - amortization on tax books	4.3	4.3	27.2	17.2
Withholding income tax	(99.6)	(266.3)	(164.5)	(489.1)
Argentina's hyperinflation effect	(51.8)	27.7	(249.0)	(382.3)
Other tax adjustments	363.1	72.0	181.3	290.8

Income tax and social contribution expense	755.9	(198.2)	655.6	(75.5)
Effective tax rate	-17.5%	4.2%	-4.6%	0.5%

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SHAREHOLDING STRUCTURE

The table below summarizes Ambev S.A.’s shareholding structure as of December 31, 2023.

Ambev S.A.'s shareholding structure
	ON	% Outs
Anheuser-Busch InBev	9,729,336,918	61.8%
FAHZ	1,609,987,301	10.2%
Market	4,410,124,647	28.0%
Outstanding	15,749,448,866	100.0%
Treasury	4,384,418
TOTAL	15,753,833,284
Free float B3	2,999,547,567	19.0%
Free float NYSE	1,410,577,080	9.0%

ambev.com.br	Press Release – February 29, 2024

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FINANCIAL REPORTING IN HYPERINFLATIONARY ECONOMIES - ARGENTINA

Following the categorization of Argentina as a country with a three-year cumulative inflation rate greater than 100%, the country is considered highly inflationary in accordance with IFRS.

Consequently, starting from 3Q18, we have been reporting the operations of our Argentinean affiliates applying Hyperinflation Accounting. The IFRS and CPC rules (IAS 29/CPC 42) require the results of our operations in hyperinflationary economies to be reported restating the year-to-date results adjusting for the change in the general purchasing power of the local currency, using official indices, before converting the local amounts at the closing rate of the period (i.e., December 31, 2023 closing rate for 4Q23 and FY23 results).

The FY23 Hyperinflation Accounting adjustment results from the combined effect of (i) the indexation to reflect changes in purchasing power on the FY23 results against a dedicated line in the finance results; and (ii) the difference between the translation of the FY23 results at the closing exchange rate of December 30, 2023, and the translation using the average year to date rate on the reported period, as applicable to non-inflationary economies.

The impacts in 4Q22, FY22, 4Q23 and FY23 on Net Revenue and Normalized EBITDA were as follows:

Impact of Hyperinflation Accounting (IAS 29/CPC42)
Revenue
R$ million	4Q22	4Q23	FY22	FY23
Indexation(1)	779.6	686.3	2,521.2	2,717.4
Currency(2)	(1,630.2)	(4,443.2)	(2,789.1)	(6,604.8)
Total Impact	(850.6)	(3,756.9)	(267.9)	(3,887.5)
Normalized EBITDA
R$ million	4Q22	4Q23	FY22	FY23
Indexation(1)	194.5	379.4	783.1	1,021.3
Currency(2)	(566.3)	(1,528.2)	(947.2)	(2,303.8)
Total Impact	(371.8)	(1,148.8)	(164.1)	(1,282.4)

ARS/BRL average rate			24.7939	58.7210
ARS/BRL closing rate	33.9460	166.9332	33.9460	166.9332
(1)	Indexation calculated at each period’s closing exchange rate.
(2)	Currency impact calculated as the difference between converting the Argentinean Peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period.

Furthermore, IAS 29 requires adjusting non-monetary assets and liabilities on the balance sheet of our operations in hyperinflationary economies for cumulative inflation. The resulting effect from the adjustment until December 31, 2017 was reported in Equity and, the effect from the adjustment from this date on, in a dedicated account in the finance results, reporting deferred taxes on such adjustments, when applicable.

In 4Q23, the transition to Hyperinflation Accounting in accordance with the IFRS rules resulted in (i) a negative R$ 362.5 million adjustment reported in the finance results, (ii) a negative impact on the Profit of R$ 775.7 million, (iii) a negative impact on the Normalized Profit of R$ 788.1 million, and (iv) a positive impact of R$ 0.05 on EPS, as well as on Normalized EPS.

In FY23, the consequences of the transition were (i) a positive R$ 176.1 million adjustment reported in the finance results; (ii) a negative impact on the Profit of R$ 1,275.0 million; (iii) a negative impact on the Normalized Profit of R$ 1,289.0 million, and (iv) negative impact of R$ 0.08 on EPS, as well as on Normalized EPS.

The organic 4Q results are calculated by deducting from the FY results the HY results as published. Consequently, LAS and consolidated 4Q23, 4Q22, FY23 and FY22 results are impacted by the adjustment of YTD September results for the cumulative inflation between reporting periods, as well as by the translation of YTD September results at the FY closing exchange rate, of December 31, as follows:

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LAS - 9M As Reported	FY22	Scope	Currency Translation	Organic Growth	FY23	% Organic
Net revenue	17,371.2	-	(24,907.0)	14,408.9	13,797.2	84.4%
COGS	(8,553.1)	-	10,833.1	(6,023.7)	(6,657.3)	71.6%
COGS excl. deprec. & amort.	(7,753.2)	-	9,439.9	(5,151.4)	(6,006.8)	67.5%
Gross profit	8,818.1	-	(14,074.0)	8,385.1	7,139.9	96.8%
SG&A excl. deprec. & amort.	(4,024.8)	-	6,159.9	(3,565.4)	(3,147.9)	89.9%
SG&A deprec. & amort.	(396.6)	-	619.2	(375.6)	(315.8)	95.9%
SG&A total	(4,421.4)	-	6,779.1	(3,941.0)	(3,463.8)	90.4%
Other operating income/(expenses)	192.7	-	(253.8)	102.2	95.0	53.6%
Normalized Operating Profit	4,589.4	-	(7,548.6)	4,546.3	3,771.1	101.1%
Normalized EBITDA	5,785.9	-	(9,561.0)	5,794.3	4,737.4	102.1%

LAS - 9M Recalculated at FY Exchange Rates	FY22	Scope	Currency Translation	Organic Growth	FY23	% Organic
Net revenue	16,922.6	-	(31,567.6)	18,916.7	11,195.9	113.7%
COGS	(8,344.6)	-	13,725.6	(7,995.0)	(5,527.6)	97.4%
COGS excl. deprec. & amort.	(7,568.3)	-	11,953.5	(6,868.1)	(5,025.1)	92.3%
Gross profit	8,578.0	-	(17,842.0)	10,921.7	5,668.3	129.7%
SG&A excl. deprec. & amort.	(3,911.9)	-	7,839.6	(4,701.9)	(2,491.9)	122.0%
SG&A deprec. & amort.	(384.5)	-	783.1	(487.6)	(251.8)	128.4%
SG&A total	(4,296.4)	-	8,622.7	(5,189.5)	(2,743.8)	122.6%
Other operating income/(expenses)	189.3	-	(303.1)	135.6	75.7	72.4%
Normalized Operating Profit	4,470.9	-	(9,522.4)	5,867.7	3,000.2	134.1%
Normalized EBITDA	5,631.7	-	(12,077.7)	7,482.3	3,754.5	135.5%

LAS - 9M Recalculation Impact in 4Q	FY22	Scope	Currency Translation	Organic Growth	FY23	% Organic
Net revenue	(448.6)	-	(6,660.6)	4,507.8	(2,601.3)	0.0%
COGS	208.5	-	2,892.5	(1,971.3)	1,129.7	0.0%
COGS excl. deprec. & amort.	184.8	-	2,513.6	(1,716.7)	981.7	0.0%
Gross profit	(240.1)	-	(3,768.0)	2,536.5	(1,471.6)	0.0%
SG&A excl. deprec. & amort.	112.9	-	1,679.7	(1,136.5)	656.0	0.0%
SG&A deprec. & amort.	12.1	-	163.8	(112.0)	64.0	0.0%
SG&A total	125.0	-	1,843.5	(1,248.5)	720.0	0.0%
Other operating income/(expenses)	(3.3)	-	(49.3)	33.4	(19.3)	0.0%
Normalized Operating Profit	(118.4)	-	(1,973.9)	1,321.4	(770.9)	0.0%
Normalized EBITDA	(154.2)	-	(2,516.7)	1,688.0	(982.9)	0.0%

LAS 3M, 6M and 9M Recalculation Impact in FY	FY22	Scope	Currency Translation	Organic Growth	FY23	% Organic
Net revenue	291.6	-	(9,858.0)	6,924.1	(2,642.2)
COGS	(135.9)	-	4,193.6	(2,913.6)	1,144.2
COGS excl. deprec. & amort.	(124.8)	-	3,662.0	(2,542.1)	995.0
Gross profit	155.8	-	(5,664.4)	4,010.6	(1,498.1)
SG&A excl. deprec. & amort.	(58.5)	-	2,439.8	(1,717.7)	663.6
SG&A deprec. & amort.	(4.9)	-	232.1	(162.8)	64.5
SG&A total	(63.4)	-	2,671.9	(1,880.5)	728.0
Other operating income/(expenses)	2.0	-	(75.2)	53.9	(19.3)
Normalized Operating Profit	94.4	-	(3,067.7)	2,183.9	(789.4)
Normalized EBITDA	110.3	-	(3,831.4)	2,718.2	(1,003.0)

In the corresponding sections, the impacts above are excluded from organic calculation and are identified separately in the columns labeled “IAS 29 9M Impact”.

For 2024, the definition of organic revenue growth will be amended to cap the price growth in Argentina to a maximum of 2% per month. Corresponding adjustments will be made to the organic growth calculation of all income statement related items.

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RECONCILIATION BETWEEN NORMALIZED EBITDA & PROFIT

Both Normalized EBITDA and Normalized Operating Profit are measures used by our management to measure the company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) non-controlling interest; (ii) Income Tax expense; (iii) share of results of associates; (iv) net finance results; (v) exceptional items; and (vi) depreciation & amortization.

EBITDA is calculated excluding from Normalized EBITDA the following effects: (i) exceptional items; and (ii) share of results of associates.

Normalized EBITDA and Normalized Operating Profit are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and Normalized Operating Profit do not have a standard calculation method and our definition of Normalized EBITDA and Normalized Operating Profit may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	4Q22	4Q23	FY22	FY23
R$ million

Profit - Ambev holders	4,966.9	4,387.7	14,457.9	14,501.9
Non-controlling interest	116.5	140.8	433.3	458.5
Income tax expense	(755.9)	198.2	(655.6)	75.5
Profit before taxes	4,327.5	4,726.7	14,235.7	15,035.9
Share of results of joint ventures	21.1	170.2	29.1	185.4
Net finance results	1,079.9	700.5	3,423.2	3,609.8
Exceptional items	65.0	38.4	143.3	206.4
Normalized Operating Profit	5,493.6	5,635.8	17,831.2	19,037.5
Depreciation & amortization – total*	1,615.7	1,515.7	5,939.6	6,417.92
Normalized EBITDA	7,109.3	7,151.5	23,770.9	25,455.4
Exceptional items without write-off of investments	(48.4)	(38.4)	(126.7)	(206.4)
Share of results of joint ventures	(21.1)	(170.2)	(29.1)	(185.4)
EBITDA	7,039.7	6,942.8	23,615.1	25,063.6
* Includes write-off of investments.

For illustration purposes only, if we were to simulate the impact on our FY23 consolidated Profit of the devaluation of the Argentinean Peso that took place on December 13th, 2023 exclusively in terms of FX translation effects and transactional effects caused by FX exposure, we would have had a negative impact of approximately 6%.

ambev.com.br	Press Release – February 29, 2024

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4Q & FY 2023 EARNINGS CONFERENCE CALL

Speakers:	Jean Jereissati Neto
Chief Executive Officer

Lucas Machado Lira
Chief Financial and Investor Relations Officer

Language:	English and Portuguese (simultaneous translation)

Date:	February 29, 2024 (Thursday)

Time:	01:30 PM (Brasília)
11:30 AM (New York)

The conference call will be transmitted live via webcast available at: https://nucleodeimagem.com.br/ambev/4q23.htm.

Sell side analysts covering the company as indicated in its website can participate and apply for Q&A at: https://us02web.zoom.us/webinar/register/WN_zWgyVb2rSueGxWJZvYmLnw.

For additional information, please contact the Investor Relations team:

Guilherme Yokaichiya	Mariana Sabadin	Leandro Ferreira De Souza

Guilherme.yokaichiya@ambev.com.br	mariana.sabadin@ambev.com.br	leandro.ferreira.souza@ambev.com.br

ir.ambev.com.br

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NOTES

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year-over-year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Organic growth and normalized numbers are presented applying constant year-over-year exchange rates to exclude the impact of the movement of foreign exchange rates.

Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures EBITDA and Operating Profit before exceptional items and share of results of joint ventures and to performance measures Profit and EPS before exceptional items adjustments. Exceptional items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the fourth quarter of 2022 (4Q22). Values in this release may not add up due to rounding.

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, Company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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Ambev - Segment financial information				Brazil						CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	4Q22	4Q23%		4Q22	4Q23%		4Q22	4Q23%		4Q22	4Q23%		4Q22	4Q23%		4Q22	4Q23%		4Q22	4Q23%
Volume ('000 hl)	26,605.0	26,320.0	-1.1%	9,032.4	9,590.9	6.2%	35,637.4	35,910.9	0.8%	3,112.5	3,353.3	7.7%	11,222.7	10,792.5	-3.8%	2,196.8	2,035.0	-7.4%	52,169.3	52,091.6	-0.1%
R$ million
Net revenue	10,794.5	11,452.7	6.1%	2,022.3	2,137.6	5.7%	12,816.7	13,590.2	6.0%	2,714.6	2,796.4	12.6%	4,814.3	1,501.2	110.2%	2,347.5	2,101.4	-3.6%	22,693.0	19,989.2	29.5%
% of total	47.6%	57.3%		8.9%	10.7%		56.5%	68.0%		12.0%	14.0%		21.2%	7.5%		10.3%	10.5%		100.0%	100.0%
COGS	(5,401.6)	(5,254.1)	-2.7%	(1,118.8)	(1,132.8)	1.2%	(6,520.4)	(6,386.9)	-2.0%	(1,336.6)	(1,340.4)	9.0%	(2,184.6)	(635.6)	101.1%	(943.6)	(938.3)	7.0%	(10,985.3)	(9,301.3)	22.1%
% of total	49.2%	56.5%		10.2%	12.2%		59.4%	68.7%		12.2%	14.4%		19.9%	6.8%		8.6%	10.1%		100.0%	100.0%
Gross profit	5,392.8	6,198.5	14.9%	903.5	1,004.8	11.2%	6,296.3	7,203.3	14.4%	1,378.0	1,456.0	16.0%	2,629.6	865.6	117.7%	1,403.8	1,163.1	-10.8%	11,707.8	10,688.0	36.4%
% of total	46.1%	58.0%		7.7%	9.4%		53.8%	67.4%		11.8%	13.6%		22.5%	8.1%		12.0%	10.9%		100.0%	100.0%
SG&A	(3,449.8)	(3,531.2)	2.4%	(669.1)	(657.6)	-1.7%	(4,118.9)	(4,188.9)	1.7%	(555.6)	(498.2)	-1.4%	(1,025.2)	(186.1)	137.4%	(1,053.5)	(855.6)	-12.6%	(6,753.2)	(5,728.8)	22.0%
% of total	51.1%	61.6%		9.9%	11.5%		61.0%	73.1%		8.2%	8.7%		15.2%	3.2%		15.6%	14.9%		100.0%	100.0%
Other operating income/(expenses)	332.6	485.5	-9.8%	128.2	90.1	-55.2%	460.8	575.6	-22.4%	(84.0)	38.8	-147.8%	160.4	63.1	23.6%	1.9	(0.8)	-142.9%	539.1	676.6	10.5%
% of total	61.7%	71.7%		23.8%	13.3%		85.5%	85.1%		-15.6%	5.7%		29.8%	9.3%		0.4%	-0.1%		100.0%	100.0%
Normalized Operating Profit	2,275.7	3,152.7	30.4%	362.5	437.3	11.6%	2,638.2	3,590.0	27.8%	738.3	996.5	47.6%	1,764.8	742.6	97.5%	352.3	306.7	-6.2%	5,493.6	5,635.8	51.7%
% of total	41.4%	55.9%		6.6%	7.8%		48.0%	63.7%		13.4%	17.7%		32.1%	13.2%		6.4%	5.4%		100.0%	100.0%
Normalized EBITDA	3,103.4	4,137.0	27.3%	481.3	587.4	15.3%	3,584.6	4,724.4	25.7%	1,008.6	1,188.1	29.2%	2,030.5	795.2	107.5%	485.5	443.8	-1.5%	7,109.3	7,151.5	49.0%
% of total	43.7%	57.8%		6.8%	8.2%		50.4%	66.1%		14.2%	16.6%		28.6%	11.1%		6.8%	6.2%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-50.0%	-45.9%		-55.3%	-53.0%		-50.9%	-47.0%		-49.2%	-47.9%		-45.4%	-42.3%		-40.2%	-44.7%		-48.4%	-46.5%
Gross profit	50.0%	54.1%		44.7%	47.0%		49.1%	53.0%		50.8%	52.1%		54.6%	57.7%		59.8%	55.3%		51.6%	53.5%
SG&A	-32.0%	-30.8%		-33.1%	-30.8%		-32.1%	-30.8%		-20.5%	-17.8%		-21.3%	-12.4%		-44.9%	-40.7%		-29.8%	-28.7%
Other operating income/(expenses)	3.1%	4.2%		6.3%	4.2%		3.6%	4.2%		-3.1%	1.4%		3.3%	4.2%		0.1%	0.0%		2.4%	3.4%
Normalized Operating Profit	21.1%	27.5%		17.9%	20.5%		20.6%	26.4%		27.2%	35.6%		36.7%	49.5%		15.0%	14.6%		24.2%	28.2%
Normalized EBITDA	28.7%	36.1%		23.8%	27.5%		28.0%	34.8%		37.2%	42.5%		42.2%	53.0%		20.7%	21.1%		31.3%	35.8%

Per hectoliter - (R$/hl)
Net revenue	405.7	435.1	7.2%	223.9	222.9	-0.5%	359.6	378.4	5.2%	872.2	833.9	4.5%	429.0	139.1	118.5%	1,068.6	1,032.6	4.0%	435.0	383.7	29.7%
COGS	(203.0)	(199.6)	-1.7%	(123.9)	(118.1)	-4.6%	(183.0)	(177.9)	-2.8%	(429.4)	(399.7)	1.2%	(194.7)	(58.9)	109.1%	(429.5)	(461.1)	15.5%	(210.6)	(178.6)	22.3%
Gross profit	202.7	235.5	16.2%	100.0	104.8	4.7%	176.7	200.6	13.5%	442.7	434.2	7.6%	234.3	80.2	126.4%	639.0	571.6	-3.7%	224.4	205.2	36.6%
SG&A	(129.7)	(134.2)	3.5%	(74.1)	(68.6)	-7.4%	(115.6)	(116.6)	0.9%	(178.5)	(148.6)	-8.4%	(91.4)	(17.2)	146.9%	(479.6)	(420.5)	-5.6%	(129.4)	(110.0)	22.1%
Other operating income/(expenses)	12.5	18.4	-8.8%	14.2	9.4	-57.8%	12.9	16.0	-23.0%	(27.0)	11.6	nm	14.3	5.8	nm	0.9	(0.4)	-146.3%	10.3	13.0	10.6%
Normalized Operating Profit	85.5	119.8	31.8%	40.1	45.6	5.1%	74.0	100.0	26.8%	237.2	297.2	37.0%	157.3	68.8	105.3%	160.4	150.7	1.3%	105.3	108.2	51.9%
Normalized EBITDA	116.6	157.2	28.7%	53.3	61.2	8.5%	100.6	131.6	24.8%	324.0	354.3	19.9%	180.9	73.7	115.8%	221.0	218.1	6.3%	136.3	137.3	49.2%

ambev.com.br	Press Release – February 29, 2024

Page | 21

Ambev - Segment financial information	Brazil									CAC			LAS			Canada			Ambev
Organic results	Beer			NAB			Total												Consolidated
	FY22	FY23%		FY22	FY23%		FY22	FY23%		FY22	FY23%		FY22	FY23%		FY22	FY23%		FY22	FY23%
Volume ('000 hl)	94,042.6	93,111.6	-1.0%	32,141.8	33,308.1	3.6%	126,184.4	126,419.7	0.2%	11,786.3	12,174.6	3.3%	38,134.0	36,039.6	-5.5%	9,645.0	9,025.2	-6.4%	185,749.7	183,659.0	-1.1%
R$ million
Net revenue	35,857.8	38,985.9	8.7%	6,777.9	7,375.8	8.8%	42,635.7	46,361.8	8.7%	9,440.3	10,044.8	10.9%	17,371.2	13,797.2	84.4%	10,261.7	9,533.2	-0.2%	79,708.8	79,736.9	24.1%
% of total	45.0%	48.9%		8.5%	9.3%		53.5%	58.1%		11.8%	12.6%		21.8%	17.3%		12.9%	12.0%		100.0%	100.0%
COGS	(18,765.3)	(19,377.7)	3.3%	(3,971.5)	(4,138.4)	4.2%	(22,736.8)	(23,516.0)	3.4%	(4,860.8)	(5,035.1)	7.7%	(8,553.1)	(6,657.3)	71.6%	(4,271.4)	(4,083.1)	2.7%	(40,422.1)	(39,291.6)	18.1%
% of total	46.4%	49.3%		9.8%	10.5%		56.2%	59.9%		12.0%	12.8%		21.2%	16.9%		10.6%	10.4%		100.0%	100.0%
Gross profit	17,092.5	19,608.3	14.7%	2,806.4	3,237.4	15.4%	19,898.9	22,845.7	14.8%	4,579.4	5,009.7	14.3%	8,818.1	7,139.9	96.8%	5,990.3	5,450.0	-2.2%	39,286.8	40,445.3	30.3%
% of total	43.5%	48.5%		7.1%	8.0%		50.7%	56.5%		11.7%	12.4%		22.4%	17.7%		15.2%	13.5%		100.0%	100.0%
SG&A	(11,514.0)	(12,247.3)	6.4%	(2,008.0)	(2,221.5)	10.6%	(13,522.0)	(14,468.8)	7.0%	(1,999.9)	(1,931.2)	0.8%	(4,421.4)	(3,463.8)	90.4%	(4,026.1)	(3,573.0)	-4.6%	(23,969.4)	(23,436.7)	19.7%
% of total	48.0%	52.3%		8.4%	9.5%		56.4%	61.7%		8.3%	8.2%		18.4%	14.8%		16.8%	15.2%		100.0%	100.0%
Other operating income/(expenses)	1,884.5	1,474.1	25.3%	476.9	418.3	12.7%	2,361.4	1,892.5	22.2%	(52.9)	26.3	-152.6%	192.7	95.0	53.6%	12.8	15.1	27.3%	2,513.9	2,028.9	32.2%
% of total	75.0%	72.7%		19.0%	20.6%		93.9%	93.3%		-2.1%	1.3%		7.7%	4.7%		0.5%	0.7%		100.0%	100.0%
Normalized Operating Profit	7,463.0	8,835.1	30.9%	1,275.4	1,434.2	22.9%	8,738.3	10,269.4	29.7%	2,526.6	3,104.8	28.6%	4,589.4	3,771.1	101.1%	1,976.9	1,892.2	2.8%	17,831.2	19,037.5	45.6%
% of total	41.9%	46.4%		7.2%	7.5%		49.0%	53.9%		14.2%	16.3%		25.7%	19.8%		11.1%	9.9%		100.0%	100.0%
Normalized EBITDA	10,401.8	12,488.5	28.9%	1,699.8	1,906.1	19.7%	12,101.6	14,394.6	27.6%	3,331.7	3,883.7	22.0%	5,785.9	4,737.4	102.1%	2,551.7	2,439.7	2.7%	23,770.9	25,455.4	42.6%
% of total	43.8%	49.1%		7.2%	7.5%		50.9%	56.5%		14.0%	15.3%		24.3%	18.6%		10.7%	9.6%		100.0%	100.0%

% of net revenue
Net revenue	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-52.3%	-49.7%		-58.6%	-56.1%		-53.3%	-50.7%		-51.5%	-50.1%		-49.2%	-48.3%		-41.6%	-42.8%		-50.7%	-49.3%
Gross profit	47.7%	50.3%		41.4%	43.9%		46.7%	49.3%		48.5%	49.9%		50.8%	51.7%		58.4%	57.2%		49.3%	50.7%
SG&A	-32.1%	-31.4%		-29.6%	-30.1%		-31.7%	-31.2%		-21.2%	-19.2%		-25.5%	-25.1%		-39.2%	-37.5%		-30.1%	-29.4%
Other operating income/(expenses)	5.3%	3.8%		7.0%	5.7%		5.5%	4.1%		-0.6%	0.3%		1.1%	0.7%		0.1%	0.2%		3.2%	2.5%
Normalized Operating Profit	20.8%	22.7%		18.8%	19.4%		20.5%	22.2%		26.8%	30.9%		26.4%	27.3%		19.3%	19.8%		22.4%	23.9%
Normalized EBITDA	29.0%	32.0%		25.1%	25.8%		28.4%	31.0%		35.3%	38.7%		33.3%	34.3%		24.9%	25.6%		29.8%	31.9%

Per hectoliter - (R$/hl)
Net revenue	381.3	418.7	9.8%	210.9	221.4	5.0%	337.9	366.7	8.5%	801.0	825.1	7.4%	455.5	382.8	95.1%	1,063.9	1,056.3	6.7%	429.1	434.2	25.5%
COGS	(199.5)	(208.1)	4.3%	(123.6)	(124.2)	0.6%	(180.2)	(186.0)	3.2%	(412.4)	(413.6)	4.2%	(224.3)	(184.7)	81.5%	(442.9)	(452.4)	9.8%	(217.6)	(213.9)	19.4%
Gross profit	181.8	210.6	15.9%	87.3	97.2	11.3%	157.7	180.7	14.6%	388.5	411.5	10.7%	231.2	198.1	108.2%	621.1	603.9	4.5%	211.5	220.2	31.8%
SG&A	(122.4)	(131.5)	7.4%	(62.5)	(66.7)	6.8%	(107.2)	(114.5)	6.8%	(169.7)	(158.6)	-2.4%	(115.9)	(96.1)	101.5%	(417.4)	(395.9)	1.9%	(129.0)	(127.6)	21.1%
Other operating income/(expenses)	20.0	15.8	26.6%	14.8	12.6	8.8%	18.7	15.0	22.0%	(4.5)	2.2	-150.9%	5.1	2.6	62.5%	1.3	1.7	36.1%	13.5	11.0	33.8%
Normalized Operating Profit	79.4	94.9	32.2%	39.7	43.1	18.6%	69.3	81.2	29.5%	214.4	255.0	24.5%	120.3	104.6	112.8%	205.0	209.7	9.9%	96.0	103.7	47.2%
Normalized EBITDA	110.6	134.1	30.2%	52.9	57.2	15.5%	95.9	113.9	27.4%	282.7	319.0	18.1%	151.7	131.5	113.8%	264.6	270.3	9.8%	128.0	138.6	44.2%

ambev.com.br	Press Release – February 29, 2024

Page | 22

CONSOLIDATED BALANCE SHEET
R$ million	December 31, 2022	December 31, 2023

Assets
Current assets
Cash and cash equivalents	14,926.4	16,059.0
Investment securities	454.5	277.2
Trade receivables	5,349.1	5,741.5
Derivative financial instruments	272.3	378.0
Inventories	12,923.0	9,619.0
Recoverable indirect taxes	2,853.5	3,435.7
Other assets	1,037.9	1,052.7
Total	37,816.7	36,563.1

Non-current assets
Investment securities	219.1	242.2
Derivative financial instruments	1.5	1.7
Recoverable indirect taxes	11,316.3	11,325.1
Deferred tax assets	6,438.8	7,969.6
Other assets	1,905.2	1,520.7
Employee benefits	56.6	57.3
Long term assets	19,937.5	21,116.5

Investments in joint ventures	331.9	289.1
Property, plant and equipment	30,055.7	26,630.2
Intangible	9,222.2	10,041.7
Goodwill	40,594.0	38,003.6
	100,141.4	96,081.1

Total assets	137,958.1	132,644.1

Equity and liabilities
Current liabilities
Trade payables	24,328.5	23,195.1
Derivative financial instruments	729.4	751.4
Interest-bearing loans and borrowings	982.6	1,298.1
Bank overdrafts	74.3	-
Payroll and social security payables	2,335.8	2,128.5
Dividends and interest on shareholder´s equity payable	1,464.8	1,526.2
Income tax and social contribution payable	1,118.6	1,340.5
Taxes and contributions payable	5,812.9	6,236.6
Put option granted on subsidiaries and other liabilities	3,512.8	4,110.1
Provisions	180.7	418.4
	40,540.5	41,004.9

Non-current liabilities
Trade payables	509.4	307.3
Derivative financial instruments	-	11.6
Interest-bearing loans and borrowings	2,788.1	2,203.0
Deferred tax liabilities	3,725.7	3,318.4
Income tax and social contribution payable	1,598.6	1,487.1
Taxes and contributions payable	671.0	513.3
Put option granted on subsidiary and other liabilities	1,896.8	1,083.2
Provisions	739.0	559.6
Employee benefits	2,161.1	2,011.8
	14,089.7	11,495.4

Total liabilities	54,630.3	52,500.3

Equity
Issued capital	58,130.5	58,177.9
Reserves	92,246.6	98,669.4
Comprehensive income	(68,421.5)	(77,878.0)
Equity attributable to equity holders of Ambev	81,955.6	78,969.3
Non-controlling interests	1,372.2	1,174.5
Total Equity	83,327.8	80,143.8

Total equity and liabilities	137,958.1	132,644.1

ambev.com.br	Press Release – February 29, 2024

Page | 23

CONSOLIDATED INCOME STATEMENT	4Q22	4Q23	YTD22	YTD23
R$ million

Net revenue	22,693.0	19,989.2	79,708.8	79,736.9
Cost of goods sold	(10,985.3)	(9,301.3)	(40,422.1)	(39,291.6)
Gross profit	11,707.8	10,688.0	39,286.8	40,445.3

Distribution expenses	(3,250.9)	(2,544.4)	(11,395.3)	(10,750.6)
Sales and marketing expenses	(2,048.1)	(1,803.9)	(7,337.4)	(7,412.5)
Administrative expenses	(1,454.2)	(1,380.5)	(5,236.8)	(5,273.7)
Other operating income/(expenses)	539.1	676.6	2,513.9	2,028.9

Normalized Operating Profit	5,493.6	5,635.8	17,831.2	19,037.5

Exceptional items	(65.0)	(38.4)	(143.3)	(206.4)

Income from operations	5,428.6	5,597.4	17,687.9	18,831.1

Net finance results	(1,079.9)	(700.5)	(3,423.2)	(3,609.8)
Share of results of joint ventures	(21.1)	(170.2)	(29.1)	(185.4)

Profit before income tax	4,327.5	4,726.7	14,235.7	15,035.9

Income tax expense	755.9	(198.2)	655.6	(75.5)

Profit	5,083.4	4,528.4	14,891.3	14,960.5
Equity holders of Ambev	4,966.9	4,387.7	14,457.9	14,501.9
Non-controlling interest	116.5	140.8	433.3	458.5

Basic earnings per share (R$)	0.32	0.28	0.92	0.92
Diluted earnings per share (R$)	0.31	0.28	0.91	0.92

Normalized Profit	5,299.7	4,667.5	15,166.8	15,227.2

Normalized basic earnings per share (R$)	0.33	0.29	0.94	0.94
Normalized diluted earnings per share (R$)	0.33	0.29	0.93	0.93

Nº of basic shares outstanding (million of shares)	15,741.7	15,743.1	15,741.9	15,744.8
Nº of diluted shares outstanding (million if shares)	15,848.4	15,837.0	15,848.6	15,838.6

ambev.com.br	Press Release – February 29, 2024

Page | 24

CONSOLIDATED STATEMENT OF CASH FLOWS	4Q22	4Q23	FY22	FY23
R$ million

Profit	5,083.4	4,528.4	14,891.3	14,960.5
Depreciation, amortization and impairment	1,632.3	1,515.7	5,956.3	6,417.9
Impairment losses on receivables and inventories	119.8	86.3	351.8	358.4
Additions/(reversals) in provisions and employee benefits	83.4	126.5	232.7	233.8
Net finance cost	1,079.9	700.5	3,423.2	3,609.8
Loss/(gain) on sale of property, plant and equipment and intangible assets	(23.8)	(31.8)	(88.8)	(86.4)
Equity-settled share-based payment expense	95.9	61.9	313.9	331.6
Income tax expense	(755.9)	198.2	(655.6)	75.5
Share of result of joint ventures	21.1	170.2	29.1	185.4
Hedge operations results	(466.6)	202.0	(466.6)	(38.0)
Other non-cash items included in the profit	573.1	0.0	(17.3)	(9.0)
Cash flow from operating activities before changes in working capital and provisions	7,442.6	7,558.0	23,969.9	26,039.5
(Increase)/decrease in trade and other receivables	513.0	(792.4)	(322.5)	(1,373.9)
(Increase)/decrease in inventories	(851.4)	466.8	(3,088.0)	1,300.8
Increase/(decrease) in trade and other payables	3,909.6	5,389.0	726.6	(223.1)
Cash generated from operations	11,013.8	12,621.4	21,286.0	25,743.3
Interest paid	(406.8)	(113.8)	(826.3)	(666.1)
Interest received	464.9	618.9	1,095.0	1,248.3
Dividends received	1.0	1.7	6.6	12.9
Income tax and social contributions paid	737.9	820.8	(919.0)	(1,627.0)
Cash flow from operating activities	11,810.8	13,949.0	20,642.2	24,711.4

Proceeds from sale of property, plant, equipment and intangible assets	35.9	70.4	133.9	154.1
Acquisition of property, plant, equipment and intangible assets	(2,035.5)	(2,272.7)	(6,533.1)	(6,004.1)
Acquisition of subsidiaries, net of cash acquired	(0.1)	(0.0)	(3.0)	(46.5)
Acquisition of other investments	0.0	0.0	(30.0)	(6.3)
(Investments)/net proceeds of debt securities	904.0	(54.8)	1,413.0	136.4
Net proceeds/(acquisition) of other assets	-	0.4	15.0	0.4
Cash flow used in investing activities	(1,095.7)	(2,256.8)	(5,004.1)	(5,766.0)

Capital increase	-	-	23.8	14.5
Proceeds/(repurchase) of shares	2.3	(39.8)	(54.1)	(119.0)
Acquisition of non-controlling interests	(0.0)	-	(0.1)	-
Proceeds from borrowings	71.4	10.3	274.9	49.8
Repayment of borrowings	(33.5)	(47.4)	(230.2)	(227.4)
Cash net finance costs other than interests	(483.1)	69.0	(3,255.1)	(2,731.1)
Payment of lease liabilities	(277.7)	(352.5)	(854.7)	(1,180.1)
Dividends and interest on shareholders’ equity paid	(11,959.8)	(11,629.8)	(12,242.3)	(11,921.9)
Cash flow from financing activities	(12,680.3)	(11,990.3)	(16,337.9)	(16,115.2)

Net increase/(decrease) in Cash and cash equivalents	(1,965.2)	(298.0)	(699.9)	2,830.2
Cash and cash equivalents less bank overdrafts at the beginning of the period	17,273.9	17,412.5	16,597.2	14,852.1
Effect of exchange rate fluctuations	(456.6)	(1,055.5)	(1,045.2)	(1,623.3)
Cash and cash equivalents less bank overdrafts at the end of the period	14,852.1	16,059.0	14,852.1	16,059.0

ambev.com.br	Press Release – February 29, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 29, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer